CapFinancial Securities, LLC
(A Wholly-Owned Subsidiary
of The CapFinancial Group, LLC)

Financial Statements
and Supplemental Information

For the Year Ended December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65870

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CapFinancial Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4208 Six Forks Road, Suite 1700

(No. and Street)		
Raleigh	NC	27609
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise Buchanan	919 870 6822	denise.buchanan@captrustadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor Tillery & Roberts, LLP

(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)
2009		3675	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Buchanan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CapFinancial Securities, LLC _____, as of 12/31 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Compliance Officer

Notary Public _____ My Commission expires 11-24-29

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapFinancial Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CapFinancial Securities, LLC (the "Company", a wholly-owned subsidiary of The CapFinancial Group, LLC) as of December 31, 2025, and the related statements of income and member's capital, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2015.

Raleigh, North Carolina
February 25, 2026

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Balance Sheet

December 31, 2025

		2025
Assets		
Current assets:		
Cash and cash equivalents	$	2,463,267
Prepaid expenses		182,964
Total current assets		2,646,231
	$	2,646,231
Liabilities and Member's Capital		
Current liabilities:		
Accounts payable	$	130
Accounts payable - related party		659,672
Accrued expenses		41,803
Total current liabilities		701,605
Member's capital		1,944,626
	$	2,646,231

See accompanying notes to the financial statements.

2

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Income and Member's Capital

Year ended December 31, 2025

		2025
Revenues:		
Commissions on exchange listed securities executed on exchanges	$	5,600,280
Fees for account supervision, investment advisory and administrative services		1,538,463
Other operating revenue		1,584,380
		8,723,123
Operating expenses:		
Compensation		3,037,861
Expense sharing services		3,510,180
Registration and fees		389,178
Taxes and licenses		28,941
Miscellaneous		41,340
		7,007,500
Operating income		1,715,623
Other income:		
Other income		10,021
Total other income		10,021
Net income		1,725,644
Member's capital, beginning of year		5,218,982
Distributions		(5,000,000)
Member's capital, end of year	$	1,944,626

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Cash Flows

Year ended December 31, 2025

	2025
Cash flows from operating activities:	
Net income	$ 1,725,644
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(17,469)
Accounts payable	(11,337)
Accounts payable - related party	72,980
Accrued expenses	(8,290)
Net cash provided by operating activities	1,761,528
Cash flows from financing activities:	
Distributions to members	(5,000,000)
Net cash used in financing activities	(5,000,000)
Net decrease in cash and cash equivalents	(3,238,472)
Cash and cash equivalents, beginning of year	5,701,739
Cash and cash equivalents, end of year	$ 2,463,267

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Securities, LLC, (the "Company"), a North Carolina limited liability company, on November 21, 2013. The Company operates in North Carolina and as of December 31, 2025 is authorized as a foreign LLC in 34 other states plus Washington, DC. The Company is a wholly-owned subsidiary of The CapFinancial Group, LLC ("Group" or "Parent"), who is a successor by merger to The CapFinancial Group, Inc., and is a broker-dealer in securities registered in 50 states plus Washington, DC, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts, nor does it perform custodial functions related to customer securities. On January 1, 2015, the Company succeeded the broker/dealer operations of CapFinancial Partners, LLC ("Partners"), also a majority-owned subsidiary of Group. Until December 31, 2014, Partners, doing business as CAPTRUST Financial Advisors, was registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker/dealer under the Securities Exchange Act of 1934 (as a "dual registrant"). Due to a corporate restructuring, on January 1, 2015, the Company succeeded the broker/dealer business of Partners upon a "succession by amendment" filing.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory. The Company has identified its President as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Income and Member's Capital on page 5 presents the segment revenue and expenses for the year ended December 31, 2025.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

(1) Organization and Significant Accounting Policies, Continued

Revenue Recognition

The Company's revenue is recognized based on contracts with clients. The Company generally recognizes revenue pursuant to the terms of its investment advisory agreements or portfolio management account agreements on a quarterly basis at the beginning of each calendar quarter and such revenue is amortized over the quarter as the performance obligation is satisfied. Some revenue is invoiced and recognized on a monthly basis. Revenue related to commissions, money market interest and securities transactions are recognized as revenue as services are provided, which are simultaneously received and consumed by the client.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for credit losses. The Company maintains and continually assesses the adequacy of the allowance for credit losses representing the Company's estimate for losses resulting from the inability of customers to pay amounts due to the Company. This estimated allowance is based on historical experience of uncollected accounts, the level of past due accounts, the overall level of outstanding accounts receivable, information about specific customers with respect to their inability to make payments and expectations of future conditions that could impact the collectability of accounts receivable. Future changes in the Company's customers' operating performance and cash flows, or in general economic conditions, could have an impact on their ability to fully pay these amounts, which could have a material impact on the Company's operating results. The allowance for credit losses as of December 31, 2025 was $0.

Income Taxes

The Company is treated as a disregarded entity for income tax purposes and its parent entity, Group, is taxed as a partnership under the Internal Revenue Code whereby its income is taxed to its members. Therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates due to risks and uncertainties.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. Accounts are insured by the Federal Deposit Insurance Corporation up to at $250,000 at each financial institution. The Company's uninsured cash balance was $1,872,011 at December 31, 2025.

(2) <u>Revenue Recognition</u>

All revenue recognized on the Statement of Income is considered to be revenue from contracts with customers. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2025.

Performance obligations satisfied over time	$ 7,657,678
Performance obligations satisfied at a point in time	1,065,445
Total Revenue	$ 8,723,123

The following table depicts the disaggregation of the various types of revenue generated by the Company:

Rule 12b-1 service and distribution fees	$ 1,641,672
Sales commissions on variable annuity sales	5,931,914
Renewal premium on non-qualified variable insurance	1,065,445
Other Revenue	84,092
Total Revenue	$ 8,723,123

(3) <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $1,761,662, which was $1,511,662 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .4 to 1.

(4) <u>Related Parties</u>

Effective January 1, 2015, the Company entered into an amended and restated expense sharing agreement with Partners. The agreement requires the Company to make payments to Partners to cover the cost of shared services. During the year ended December 31, 2025, the Company's portion of the shared services expenses totaled $3,510,180 under this agreement. As of December 31, 2025, the net amount due to Partners totaled $659,672.

In addition, the Company incurs certain clearing/execution fees that are passed along to Partners. These fees were netted against clearing/execution fees in the accompanying statement of income and member's capital.

(5) Subsequent Events

The date to which events occurring after December 31, 2025, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2026 the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Changes in Member's Capital

Year ended December 31, 2025

Balance, December 31, 2024	$	5,218,982
Net income for 2025		1,725,644
Distributions		(5,000,000)
Balance, December 31, 2025	$	1,944,626

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group,LLC)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2025

Net capital:		
Total member's equity	$	1,944,626
Deduct: Non-allowable assets		(182,964)
Deduct: Securities haircuts		
Net capital	$	1,761,662
Aggregate indebtedness:		
Accounts payable	$	130
Accounts payable - related party		659,672
Accrued expenses		41,803
Total	$	701,605
Net capital requirements:		
Broker-dealer	$	250,000
Net capital in excess of requirements		1,511,662
Net capital as computed above	$	1,761,662
Ratio of aggregate indebtedness to net capital		.4 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Information for Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

The Board of Directors
CapFinancial Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of CapFinancial Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 25, 2026

CAPFINANCIAL SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2025

Assessment for December 31, 2025	$	2,322
Less:		
Payment July 31, 2025		(963)
Payment February 19, 2026		(1,359)
Balance due March 3, 2026	$	None

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapFinancial Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFinancial Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: paragraph (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Statement, in which the Company stated that it is also filing the Exemption Statement because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (Footnote 74) throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and in Footnote 74 of the SEC release No. 34-70073.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2026

EXEMPTION STATEMENT

CapFinancial Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

CapFinancial Securities, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2025, pursuant to paragraph k(2)(ii).

CapFinancial Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2025 without exception.

CapFinancial Securities, LLC is also filing this Exemption Statement because the Company's other business activities contemplated by Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting transactions directly with mutual funds and insurance companies where the funds are payable to the issuer or its agent and not to the Company, and the Company did not directly or indirectly, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Denise Buchanan, CCO

2/25/2026

Date